Exhibit 99.1

Response Biomedical Corporation Shareholders Approve $8 Million Private Placement

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 27, 2010--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) announced that at the Company’s Special General Shareholders’ Meeting held today in Vancouver, shareholders approved the private placement of an aggregate of 13,333,333 common shares (the “Offered Shares”), at a price of Cdn. $0.60 per Offered Share, to Caduceus Private Investments III, LP, OrbiMed Associates III, LP and Caduceus Asia Partners, LP (the “Purchasers”) for gross proceeds of approximately Cdn. $8 million. The Offered Shares will represent approximately 34.4% of the issued and outstanding share capital of the Company after giving effect to the private placement. The private placement is expected to close tomorrow.

The Purchasers are affiliates of OrbiMed Advisors, LLC.

Shareholders also approved increasing the size of the Board of Directors from five to seven, and elected Jonathan Wang, PhD to serve as a Director until the Company’s next annual general meeting. Following the meeting, the Board also appointed Peter Thompson, MD to serve as a Director until the Company’s next annual general meeting. Dr. Thompson and Dr. Wang were the nominees put forward by Caduceus Private Investments, pursuant to its right to appoint two designees to the Board of Directors under the terms of the subscription agreement dated June 27, 2010 between the Purchasers and the Company. Dr. Thompson will serve on the Audit Committee and Nomination and Corporate Governance Committee, while Dr. Wang will serve on the Compensation Committee of the Board.

“We believe that having such a stellar investment firm participate in the private placement will allow the Company to continue to focus on our current partners’ needs, while also looking at new and high-growth international commercial opportunities in the rapid clinical diagnostics area, said S. Wayne Kay, Chief Executive Officer. “Peter and Jonathan’s addition to the Board is also of strategic importance, as we transition into a sustainable and profitable company.”

“We look forward to working with the team at Response Biomedical to recognize the potential in bringing this strong commercialized rapid point-of-care technology to expanding international markets,” said Carl Gordon, founding General Partner of OrbiMed Advisors. “We also see the potential to grow the business by developing new partnerships and we believe our Board nominees can help in developing some of these untapped opportunities.”

The Offered Shares issued under the subscription agreement will have a hold period under Canadian law of four months and one day from the closing. Net proceeds of the private placement will be used primarily for general operating expenses. A finder in the private placement will be receiving a cash fee that equals three percent of the gross proceeds raised from the private placement.

The offer and sale of the securities described herein have not been registered under the U.S. Securities Act of l933, as amended, or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless an exemption from registration is available. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About OrbiMed Advisors

OrbiMed is a preeminent investment firm dedicated exclusively to the healthcare sector, with over $5 billion in assets under management. OrbiMed invests across the entire spectrum of pharmaceutical, biotechnology and medical device companies on a worldwide basis. Investments are made through venture capital funds, hedge funds, and other investment vehicles.

Since inception of its venture capital activities in 1993, OrbiMed has partnered with over 100 companies across a wide range of therapeutic categories and stages of development. OrbiMed’s investment team includes approximately 40 experienced professionals with offices in New York City, Tel Aviv, San Francisco, Shanghai and Mumbai. As the largest investment firm dedicated to the healthcare sector, OrbiMed is a capital provider of choice, bringing global resources required to be an exceptional long term partner for building world-class biopharmaceutical and medical technology companies. www.OrbiMed.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Bill Wickson, 604-456-6073
Director, Investor Relations
bwickson@responsebio.com